Wintrust Financial Corporation
Form 10-K, Exhibit 12.1

Computation of Ratio of Earnings to Fixed Charges

The following table presents the calculation of the ratio of earnings to fixed charges for the last five years.

(Dollars in thousands)		Years ended December 31,
		2016	2015	2014	2013	2012
Income before income taxes	A	$331,854	$251,765	$246,431	$224,440	$180,132

Interest expense:
Interest on deposits		$58,409	$48,863	$48,411	$53,191	$68,305
Interest on other borrowings	C	31,855	28,072	24,281	26,891	39,200

Total interest expense	B	$90,264	$76,935	$72,692	$80,082	$107,505

Ratio of earnings to fixed charges:
Including deposit interest	(A+B) / B	4.68x	4.27x	4.39x	3.80x	2.68x
Excluding deposit interest	(A+C) / C	11.42x	9.97x	11.15x	9.35x	5.60x